787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 1, 2020

VIA EDGAR

Christina DiAngelo Fettig

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Multi-State Municipal Series Trust – Registration Statement on Form N-14

(Securities Act File No. 333-238485)

Dear Ms. Fettig and Ms. Brutlag:

On behalf of BlackRock Multi-State Municipal Series Trust (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the merger of BlackRock New York Municipal Bond Trust with and into a Massachusetts limited liability company and a wholly-owned subsidiary of BlackRock New York Municipal Opportunities Fund (the “Acquiring Fund”), a series of the Registrant, with the Target Fund’s common shares being converted into newly issued Investor A shares of the Acquiring Fund (the “Merger”).

The Amendment is being filed for the purpose of responding to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 8, 2020 and June 17, 2020, regarding the Registration Statement filed with the Commission on May 18, 2020. The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON     PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS     LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

July 1, 2020

Accounting Staff Comments

Comment No. 1:	Questions and Answers. On page i, the response to the question “How will the Merger work?” indicates that common shareholders of the Target Fund at the time of the Merger will become holders of Investor A shares of the Acquiring Fund. Please explain the basis for selecting Investor A shares of the Acquiring Fund for Target Fund common shareholders, as opposed to another share class of the Acquiring Fund.

Response:	The requested disclosure has been added.

Comment No. 2:	Questions and Answers. On pages ii-iii, the response to the question “What are the principal differences between an open-end investment company and a closed-end investment company?” indicates that closed-end funds are permitted to invest a greater portion of their assets in illiquid investments than open-end funds. Please disclose whether the Target Fund, a closed-end fund, would be required to sell any illiquid investments prior to the Merger in order for the Combined Fund, an open-end fund, to comply with Rule 22e-4 under the Investment Company Act of 1940, as amended, which limits an open-end fund’s illiquid investments to 15% of the fund’s net assets (the “15% Illiquid Investment Limit”).

Response:	The requested disclosure has been added.

Comment No. 3:	Questions and Answers. On page iii, in response to the question “How do the Funds’ investment objectives and principal investment strategies compare?,” please summarize the key differences between the investment objectives and strategies of the Funds.

Response:	The requested disclosure has been added.

Comment No. 4:	Questions and Answers. On page iv, the response to the question “Who manages the Acquiring Fund?” indicates that BlackRock serves as investment adviser to, and identifies the portfolio managers of, the Acquiring Fund and Target Fund. Please also disclose who will manage the Combined Fund.

Response:	The requested disclosure has been added.

Comment No. 5:	Questions and Answers. On page iv, the response to the question “Will the portfolio of the Target Fund or the Acquiring Fund be repositioned in connection with the Merger?” indicates that BlackRock has estimated that the brokerage commission and other transaction costs associated with the pre-Merger and post-Merger purchases and sales of portfolio securities will be

July 1, 2020

approximately $276,250 and $0, respectively, or based on shares outstanding as of April 30, 2020, $0.10 per share and $0.00 per share, respectively. Please clarify whether this estimate includes all costs of repositioning (i.e., redemption of the Target Fund’s preferred shares and brokerage commissions) or only brokerage commissions. Also, please quantify the repositioning costs in basis points in addition to, or in lieu of, the cost per share.

Response:	The requested disclosure has been added.

Comment No. 6:	Questions and Answers. On page v, the response to the question “Will the Funds have to pay any fees or expenses in connection with the Merger?” indicates that the Target Fund will pay all of the costs associated with the Merger. Please disclose the reason that the Target Fund is paying all costs of the Merger.

Response:	The requested disclosure has been added.

Comment No. 7:	Proxy Statement/Prospectus—Synopsis—Results of Process. On page 1, please explain how the Combined Fund is expected to achieve additional operating efficiencies from its larger asset size considering the small size of the Target Fund relative to the Acquiring Fund.

Response:	The aforementioned disclosure has been deleted from the Registration Statement.

Comment No. 8:	Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. On page 12, the disclosure states that the fee table is based on the respective Fund’s most recent fiscal year, whereas the fee table reflects fees and expenses based on the twelve months ending on the Fund’s most recent semi-annual period ended February 29, 2020 or December 31, 2019, as applicable. Please revise this disclosure to refer to the twelve-month periods ended February 29, 2020 and December 31, 2019, as applicable, rather than the Fund’s most recent fiscal year.

Response:	The requested revision has been made.

Comment No. 9:	Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. Please confirm that these are the current fees and expenses of each Fund.

Response:	The Registrant confirms that the fee and expense information included in the above referenced subsection are the current fees and expenses of each Fund.

July 1, 2020

Comment No. 10:	Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. BlackRock has voluntarily agreed to waive and/or reimburse fees or expenses to limit certain expenses of the Target Fund to 0.10% of the Target Fund’s average weekly Managed Assets (“expense limitation”). Please disclose the Target Fund’s fees and expenses reflecting this voluntary expense limitation in a footnote to the fee table or elsewhere in this section of the Proxy Statement/Prospectus.

Response:	The requested disclosure has been added.

Comment No. 11:	Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. On pages 13-14, in the lead-in to the expense examples, please consider clarifying that the examples reflect that contractual fee and expense waivers are in effect for one year.

Response:	The requested disclosure has been added.

Comment No. 12:	Please explain supplementally how the Merger will be accounted for (i.e., whether it will be an asset acquisition or a business combination).

Response:	The merger will be accounted for as an asset acquisition.

Comment No. 13:	Proxy Statement/Prospectus—Information about the Merger—Capitalization. On page 35, in the second section of the capitalization table which includes information about Target Fund preferred shares, please revise the reference to “NAV per Share” to “Liquidation Preference per Share.”

Response:	The requested revision has been made.

Comment No. 14:	Please disclose the identity of the accounting survivor of the Merger in the Registration Statement, not solely in the Agreement and Plan of Merger.

Response:	The requested disclosure has been added.

Comment No. 15:	Statement of Additional Information. Please confirm supplementally or add disclosure on page S-1 that the statement that “the net asset value of the Target Fund does not exceed 10% of the net asset value of the Acquiring Fund” is measured as of a date within 30 days prior to the date of filing of the Registration Statement.

Response:	The requested disclosure has been added.

Disclosure Staff Comments

Comment No. 16:	Please confirm and disclose, where appropriate, that following the Merger, the Combined Fund’s illiquid investments will not exceed the 15% Illiquid Investment Limit.

July 1, 2020

Response:	The Registrant confirms that following the Merger, the Combined Fund’s illiquid investments will not exceed the 15% Illiquid Investment Limit. The requested disclosure regarding the 15% Illiquid Investment Limit has been added where appropriate.

Comment No. 17:	Questions and Answers. On page ii, the response to the question “What are the principal differences between an open-end investment company and a closed-end investment company?” indicates that closed-end funds are permitted to use leverage to a greater extent than open-end funds. Please add disclosure stating that the Acquiring Fund, as an open-end fund, is managed utilizing less leverage and with higher cash balances than the Target Fund, which is a closed-end fund. Please also disclose that due to limitations on the use of leverage by open-end funds, the Combined Fund’s yield is expected to be lower than the Target Fund’s current yield. In addition, please add the requested disclosures on page 5 in the section of the Proxy Statement/Prospectus entitled “Synopsis—Comparison of the Funds—Investment Objectives and Principal Investment Strategies,” where the Funds’ use of tender option bond transactions is discussed.

Response:	The requested disclosure has been added.

Comment No. 18:	Proxy Statement/Prospectus—Synopsis—Background and Reasons for the Proposed Merger. On page 2, the “Results of Process” discussion indicates that the Target Fund’s common shareholders will bear the costs and expenses of the Merger regardless of whether the Merger is consummated. Please confirm whether the Board considered any other negative factors or disadvantages to the Target Fund and its shareholders associated with the Merger. If so, please disclose such other factors in the list of the factors that the Target Board considered.

Response:	The requested disclosure has been added.

Comment No. 19:	Proxy Statement/Prospectus—Synopsis—Comparison of the Funds—Investment Objectives and Principal Investment Strategies. On page 5, please disclose the Target Fund’s use of leverage through preferred shares where the Funds’ use of leverage through tender option bond transactions is discussed.

Response:	The requested disclosure has been added.

Comment No. 20:	Proxy Statement/Prospectus—Synopsis—Comparative Expense Information. In the lead-in to the fee table, please include a narrative discussion of the differences in the types of fees incurred by the Target Fund and the Acquiring Fund. In addition, please disclose whether the expenses of the Combined Fund would be higher or lower than those of the Target Fund after the expiration of all contractual fee and expense waivers and/or reimbursements.

July 1, 2020

Response:	The requested narrative discussion of the differences in the types of fees incurred by the Target Fund and the Acquiring Fund has been added. The Registrant submits that the comparison of the expenses of the Combined Fund to the Target Fund after the expiration of all contractual fee and expense waivers and/or reimbursements is already addressed by the bolded and underlined text in the following sentence, which appears in several places in the Registration Statement: “Assuming the Merger had taken place on December 31, 2019, the Acquiring Fund’s Investor A shares would have (A) total annual fund operating expenses that are estimated to be lower than those of the Target Fund’s common shares prior to the Merger and (B) net annual fund operating expenses that are estimated to be lower than those of the Target Fund’s common shares prior to the Merger after giving effect to all contractual fee and expense waivers and/or reimbursements that BlackRock has agreed to continue through October 31, 2021.”

The Registrant has revised the above sentence to clarify that the clause relating to contractual fee and expense waivers and/or reimbursements modifies only part (B) of the sentence, which relates to net annual fund operating expenses.

Comment No. 21	Proxy Statement/Prospectus—Synopsis—Comparative Risk Information. Please consider including a table of risks applicable to each of the Target Fund, Acquiring Fund and Combined Fund. Alternatively, please describe the new risks to which Target Fund shareholders will exposed, and those risks to which Target Fund shareholders will no longer be exposed, as shareholders of the Combined Fund.

Response:	The requested disclosure has been added.

Comment No. 22:	Proxy Statement/Prospectus—Synopsis—Comparison of Fund Structures. On pages 24-27, there is discussion of legal and practical differences between closed-end funds and open-end funds in general. Please revise this discussion to state more clearly the advantages and disadvantages of merging a closed-end fund into an open-end fund.

Response:	The requested disclosure has been added.

Comment No. 23:	Proxy Statement/Prospectus—Synopsis—Board Approval of the Merger. On page 34, the disclosure states that the Target Board considered that the Combined Fund’s Investor A shares would have lower operating expenses than those of Target Fund’s common shares prior to the Merger, after giving effect to all contractual fee and expense waivers and/or reimbursements that BlackRock has agreed to continue through October 31, 2021. Please also disclose whether the Target Board considered whether such expenses of the Combined Fund would be lower after the expiration of all contractual fee and expense waivers and/or reimbursements.

July 1, 2020

Response:	As noted in the response to Comment No. 20 above, the Registrant submits that the comparison of the expenses of the Combined Fund to the Target Fund after the expiration of all contractual fee and expense waivers and/or reimbursements is already addressed by the bolded and underlined text in the following sentence, which appears in several places in the Registration Statement: “Assuming the Merger had taken place on December 31, 2019, the Acquiring Fund’s Investor A shares would have (A) total annual fund operating expenses that are estimated to be lower than those of the Target Fund’s common shares prior to the Merger and (B) net annual fund operating expenses that are estimated to be lower than those of the Target Fund’s common shares prior to the Merger after giving effect to all contractual fee and expense waivers and/or reimbursements that BlackRock has agreed to continue through October 31, 2021.”

The Registrant has revised the above sentence to clarify that the clause relating to contractual fee and expense waivers and/or reimbursements modifies only part (B) of the sentence, which relates to net annual fund operating expenses.

Comment No. 24:	Please provide the Staff with the proxy card and the opinion of counsel regarding the legality of shares being issued in the Merger.

Response:	Drafts of the requested documents were provided to the Staff via email on June 25, 2020 and are filed as exhibits to the Pre-Effective Amendment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Merger.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP